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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

                        For the month of September, 2006

                          GRUPO IUSACELL, S.A. de C.V.
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                 (Translation of registrant's name into English)

                                Montes Urales 460
                Col. Lomas de Chapultepec, Deleg. Miguel Hidalgo
                               11000, Mexico D.F.
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will fill annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F [X]   Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities and Exchange Act of 1934.

                              Yes [ ]      No [X]

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Documents Furnished By the Registrant
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1. Press Release of the Registrant dated September 6, 2006

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                                                               INVESTOR CONTACTS

                                                              Jose Luis Riera K.
                                                         Chief Financial Officer
                                                                  5255-5109-5927

                                                                 J.Victor Ferrer
                                                                 Finance Manager
                                                                  5255-5109-5273
                                                         vferrer@iusacell.com.mx

        GRUPO IUSACELL LOOKS FOR CONSOLIDATION OF OPERATIONS WITH UNEFON

                THE GOAL IS TO CREATE THE SECOND LARGEST PROVIDER
                 OF CELLULAR TELEPHONY AND PCS SERVICE IN MEXICO

          LOOKS TO PROVIDE THE MOST EFFICIENT COMMUNICATIONS SERVICES,
                  TO A GROWING NUMBER OF SUBSCRIBERS IN MEXICO

       Mexico City, September 6, 2006 - Grupo Iusacell, S.A. de C.V. (BMV: CEL), wireless service provider in Mexico, with a national footprint, announced today that the Board of Directors authorized the company to explore the consolidation of operations with Unefon (BMV: UNEFON), mobile telephony operator for the mass market in Mexico, and a subsidiary of Unefon Holdings.

       Iusacell and Unefon are companies controlled by Ricardo B. Salinas, and the only two wireless communications service providers with CDMA technology in Mexico, which allows optimizing the efficiency of the cellular telephony network.

       Iusacell and Unefon have solid competitive advantages, and have developed optimal attributes for the market segments in which they participate, which translates into better services at lower prices. Iusacell has 2 million subscribers and Unefon 1.3 million, both nationwide.

       "The perspective of joint efforts with Unefon offers the possibility of creating the second largest wireless telephony in Mexico, which will develop an enormous variety of multimedia applications on a large scale," said Gustavo Guzman, CEO of Iusacell." It will allow more efficient communication services on a global level to a growing number of users, increasing the quality of telephony in Mexico, and the efficiency of the sectors that connect to it."

                                 ***************

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ABOUT IUSACELL

Grupo Iusacell, S.A. de C.V. (Iusacell, BMV: CEL) is a wireless cellular and PCS service provider in Mexico with a national footprint. Iusacell offers more and better voice communication and data services through state-of-the-art technology, such as its new 3G network, throughout all of the regions in which it operate. In addition to our core mobile telephony services, we also provide a wide range of other telecommunications services, including long distance, wireless local telephony and data transmission services. Additional information is available at www.iusacell.com

LEGAL DISCLAIMER

Grupo Iusacell, S.A. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

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                                   SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                             GRUPO IUSACELL, S.A. DE C.V.


Date: September 6, 2006                             /s/ Fernando Cabrera
                                                    ----------------------------
                                             Name:  Fernando Cabrera
                                             Title: Attorney in fact

                                                    /s/ Jose Luis Riera
                                                    ----------------------------
                                             Name:  Jose Luis Riera
                                             Title: Attorney in fact

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